UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 22, 2020

IBERIABANK CORPORATION

(Exact name of Registrant as Specified in Charter)

Louisiana	001-37532	72-1280718
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 West Congress Street, Lafayette, Louisiana 70501

(Address of Principal Executive Offices)

(337) 521-4003

Registrant’s telephone number, including area code

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock (par value $1.00 per share)	IBKC	The NASDAQ Stock Market, LLC

Depositary Shares, Each Representing a 1/400th Interest in a Share of 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B	IBKCP	The NASDAQ Stock Market, LLC

Depositary Shares, Each Representing a 1/400th Interest in a Share of 6.60% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C	IBKCO	The NASDAQ Stock Market, LLC

Depositary Shares, Each Representing a 1/400th Interest in a Share of 6.100% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D	IBKCN	The NASDAQ Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On or about April 10, 2020, IBERIABANK Corporation (“IBKC”) provided notice to shareholders of record as of the close of business on February 24, 2020 that the location of the Special Meeting of Shareholders to vote on the Agreement and Plan of Merger entered into by IBKC and First Horizon National Corporation and related matters as described in the previously distributed joint proxy statement/prospectus (the “Special Meeting”) will be held online in a virtual meeting format only via live webcast on Friday, April 24, 2020 at 10:00 a.m. Central Time. Shareholders will not be able to attend the Special Meeting in person.

As previously announced, only those who login to the Special Meeting website at http://www.meetingcenter.io/202554549 as a “Shareholder” using their previously-provided control code and the password IBKC2020 will be permitted to vote and ask questions at the Special Meeting. Shareholders of record as of the close of business on February 24, 2020 can find the control number on their proxy card or notice, or email, they previously received. Beneficial holders with a legal proxy from their broker, bank or other nominee must have previously registered with Computershare and received a confirmation e-mail with a control code.

The Special Meeting website is currently available for the submission of questions in advance of the Special Meeting. To assist IBKC in conducting an orderly Special Meeting, “Shareholders” are encouraged to submit questions early to allow management time to review and organize questions for efficient responses.

“Shareholders” are also required to comply with the Rules of Conduct and Agenda which are filed as exhibits 99.1 and 99.2 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Rules of Conduct for Special Meeting of Shareholders.

99.2	Agenda for Special Meeting of Shareholders.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

IBERIABANK CORPORATION

DATE: April 22, 2020	By:	/s/ Anthony J. Restel
Anthony J. Restel
Vice Chairman, Chief Financial Officer

EXHIBIT 99.1

SPECIAL MEETING OF SHAREHOLDERS

RULES OF CONDUCT

We welcome you to the Special Meeting of Shareholders of IBERIABANK Corporation (the “Company”). Due to the highly unusual circumstances that require a virtual meeting, we have adopted these Rules of Conduct and an Agenda to assist us in conducting an orderly meeting. In fairness to all shareholders virtually attending the Special Meeting and in the interest of having a fair, informative, orderly and constructive meeting, we request that you honor the Rules of Conduct and follow the Agenda.

1.

The business of the Special Meeting will follow the order shown on the Agenda attached hereto. You need not vote at this Special Meeting if you have already voted by proxy. However, if you wish to revoke your proxy and vote, or if you have not voted, you will be given the opportunity to vote if you join the virtual meeting as a “Shareholder” rather than as a “Guest.” The polls open at 10:00 a.m., Central Time, on April 24, 2020. Note that you may log in to the Special Meeting as a “Shareholder” and submit a question or make a comment electronically (there will be no incoming audio from Shareholders) before the start time of the Special Meeting.

2.

Only shareholders of record of the Company’s common stock as of the close of business on February 24, 2020 or their proxy holders, in each case who participate in the Special Meeting as a “Shareholder”, are entitled to vote at the Special Meeting and to submit questions electronically during the question and answer period. In order to participate in the Special Meeting as a “Shareholder”, please follow the instructions provided in the Notice of Change of Location of Special Meeting mailed on or about April 10, 2020 to common shareholders of record as of the close of business on February 24, 2020.

3.

If you have joined the Special Meeting as a “Shareholder” and wish to submit a question or comment electronically, please follow the directions on your screen. When you submit your question or comment electronically, please provide your name and city of residence, and identify whether you are an individual shareholder, proxy holder or a representative of an organization holding shares. Out of consideration for others, “Shareholders” will be limited to one question each.

4.

Shareholder questions or comments must be relevant to the Special Meeting, pertinent to the matters properly brought before the meeting, and briefly stated. Questions or comments regarding general economic, political or other views that are not directly related to the matters to be considered and voted upon will be disregarded. Questions regarding the same subject will be combined in order to eliminate repetitive answers and save time.

5.

If there is any matter that is of individual concern to a shareholder and that is not an appropriate subject matter for general discussion, please defer discussion of such matter until after the Special Meeting and separately contact the Company’s Investor Relations department at (337) 521-4012 or investor@iberiabank.com.

6.	The use of audio recording equipment is prohibited without the express written permission of the Company.

7.

The Chairman of the Special Meeting shall have the authority necessary to preside over the meeting and may make any and all determinations with respect to the conduct of the meeting and procedures to be followed during the meeting.

EXHIBIT 99.2

IBERIABANK CORPORATION

SPECIAL MEETING OF SHAREHOLDERS

APRIL 24, 2020

AGENDA

Meeting starts at 10:00 a.m., Central Time

I.	Opening Remarks and Call to Order by Mr. William Fenstermaker, Chairman of the Board

II.	Introduction of Daryl Byrd, Chairman of the Special Meeting

III.	Statement Regarding Mailing of Notice and Presence of a Quorum (Mr. Byrd)

IV.	Description of Matters to be Considered and Voted Upon (Mr. Byrd)

V.	Questions and Comments (Company representatives)

VI.	Voting

A.	Proposal 1: Agreement and Plan of Merger

B.	Proposal 2: Merger-Related Compensation

C.	Proposal 3: The Adjournment Proposal

D.	Closing of the Polls

VII.	Results of Voting

VIII.	Adjournment